

February 7, 2013

<u>Via E-mail</u>
Mr. Roger K. Newport
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Point Drive
West Chester, Ohio 45069

  RE: **AK Steel Holding Corporation**
     Form 10-K for the Year Ended December 31, 2011
     Filed February 27, 2012
     Response dated January 22, 2013
     File No. 1-13696

Dear Mr. Newport:

  We have reviewed your response letter dated January 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results…, page 13

2011 Compared to 2010, page 15

Non-GAAP Financial Measures, page 17

2. We note your response to comment three from our letter dated December 20, 2012. We have the following comments:

- As previously requested, please quantify for readers your expected return on plan assets and your actual return on plan assets; and
- Your proposed disclosures indicate that you have presented your non-GAAP measures to facilitate the ability to analyze the Company's financial results in relation to those of its competitors by excluding items which otherwise would distort comparison. Notwithstanding the fact that even on a GAAP basis companies have different amounts of amortization of prior service costs and actuarial gains and losses based on their unique circumstances, we believe it is important to clarify within the context of your non-GAAP disclosures that your GAAP and non-GAAP measures also excludes the amortization of prior period actuarial gains or losses related to the unrecognized actual gains or losses that exceeded 10% of the larger of the projected benefit obligation or plan assets.

Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 46

Concentration of Credit Risk, page 47

3. We note your response to comment five from our letter dated December 20, 2012 and have the following additional comments.
   - Please provide us with the financial information that is regularly used by your CODM in allocating resources or assessing performance. Please better explain how your CODM allocates resources using consolidated results;
   - You indicate that you do not regularly use "stand alone" location specific or product line-specific discrete financial information to allocate resources or access performance. Please provide us with representative copies of this financial information and clarify how often is reviewed by your CODM;
   - Please provide us with representative copies of any other limited financial information reviewed by your CODM and clarify how often he reviews this information;
   - Please provide us with the operating results of your European trading companies and clarify how often such results are reviewed by your CODM; and
   - Provide us with representative copies of financial information reviewed by your Board of Directors.

Note 14 – Variable Interest Entities, page 75

4. We note your response to comment six from our letter dated December 20, 2012. We note that your maximum exposure may be implied in your current disclosure. However, please specifically disclose your maximum exposure to loss as a result of your involvement with Magnetation JV as required by ASC 810-10-50-4.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief